The Boeing Company 100 North Riverside Chicago IL 60606-1596

July 22, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in the Quarterly Report on Form 10-Q for the second quarter ended June 30, 2015 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Boeing Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the U.S. Securities and Exchange Commission on July 22, 2015.
Sincerely,

THE BOEING COMPANY

By:	/s/ Robert E. Verbeck
Robert E. Verbeck
Senior Vice President, Finance and Corporate Controller